September 8, 2014

Via Edgar

Kristi Marrone, Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:          ASAP Expo, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed on March 15, 2014
File No. 001-34294

Dear Ms. Kristi Marrone,

On behalf of ASAP Expo, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated August 26, 2014 (the “Letter”) regarding the Company’s Form 10-K for the Year Ended December 31, 2013 (the “Form 10-K”) filed on March 15, 2014.

In future filings, the Company will provide a much more comprehensive discussion of our revenues, how they are derived and the reasons for period-to-period changes, as well as a comprehensive discussion of our expenses to give users of our financial statements a clearer picture of our business and the factors that can impact it. As follows, we are providing proposed additional language in Item 6. The Management’s Discussion and Analysis or Plan of Operations

Form 10-K for the Year Ended December 31, 2013

Item 6. Management’s Discussion and Analysis or Plan of Operations, page 9

Revenues

Since the Company’s primary business is based upon potential transactions in real estate, the Company is subject to variance in revenues due to investors sentiment towards real estate.

We believe our services revenue is typically seasonal. Historically, during normal economic conditions, this seasonality has caused revenue, operating income, net income and cash flows from operating activities to be lower in the first six months of the year and higher in the second half of the year. We believe the concentration of earnings and cash flows in the last six months of the year has historically been due to an industry-wide focus of clients to complete transactions towards the end of the calendar year. However, this seasonality did not occur in 2007 or 2008 during the disruptions facing all global capital markets, and in particular the U.S. commercial real estate markets, and this historical pattern of seasonality may or may not continue.

Substantially all of our revenues are in the form of consulting fees collected from our clients, usually negotiated on a transaction-by-transaction basis. We believe that our product offerings, asset management services, client diversification, expertise in a property types and national platform have the potential to create a sustainable revenue stream within the U.S. commercial real estate sector.

During the year ended December 31, 2013, the Company earned consulting fee of $1,704,962, as compared to a consulting fee of $483,775 for the same period last year because the Company closed 5 hotel acquisition deals this year as compared to 2 hotel acquisitions the year prior. During the year ended December 31, 2013, the Company earned commission income of $967 for providing sourcing service as compared to commission income of $9,124 from property leasing service for the same period last year. During the year ended December 31, 2013, the Company provided hotel management service and earned management fee of $15,000 as compared to management fee of $0 for the same period last year.

Cost of Sales

In the course of providing real estate advisory services and asset management services, the Company pays fees for finding properties and other services that facilitate the closing of deals.  For the years ended December 31, 2013 and 2012, the Company incurred consulting expense of $653,800 and $261,852, respectively for providing advisory services in real estate acquisition deals. The higher consulting expense in 2013 was mainly due to the closing of more hotel acquisition deals this year.

Pursuant to your letter, we are writing this statement from the company acknowledging that the company is responsible for the adequacy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (213) 625-1200 if we can be of further assistance. We thank you in advance for your customary courtesies.

Sincerely,

/s/ Frank Yuan
Frank Yuan
CEO
ASAP Expo Inc.